Exhibit 99.1

China Digital TV Announces Unaudited Third Quarter 2015 Results

BEIJING, China, November 17, 2015 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of cloud-based application platforms and conditional access ("CA") systems which enable China's digital cable television market to offer and secure diversified content services, today announced its unaudited financial results for the third quarter ended September 30, 2015.

“The third quarter witnessed further contraction in the overall smart card market, and led to our total revenues and smart card shipments coming in lower than expectations,” stated Mr. Jianhua Zhu, China Digital TV's chief executive officer. “Despite the slowness in our traditional smart card business, we made tangible progress with our emerging network broadcasting platform ("NBP") and cloud platform offerings that will set the stage for accelerating growth in future periods. On the NBP side, we have already partnered with several wifi operators nationwide who cover the majority of public places to offer this service to hospitals, factories and other public places across many cities in China. On the cloud side, we now have over 1.5 million registered users, up from approximately 1 million in the previous quarter, with approximately half of these registered users coming from Beijing Gehua. We are very impressed with the rapid adaption of this service, and our focus in the mid-term will remain on developing its operations and expanding its user base, as we gradually move to monetize the platform through platform sales and platform operations.”

Ms. Yue Qian, China Digital TV's acting chief financial officer, commented, “Our traditional business continued to show signs of slowing down and we expect that to remain the case over the next couple of quarters as the smart card market reaches maturity and demand cools. Going forward, we will look to our emerging cloud platform and NBP offerings to fuel our business expansion and financial growth. We are cautiously optimistic regarding the prospects of our business as we navigate this challenging market environment in our traditional business and develop next-generation content services for our expanding base of users.”

Third Quarter 2015 Results1

In the third quarter of 2015, China Digital TV’s smart card shipments decreased by 31.7% to approximately 2.29 million from 3.35 million in the prior year period.

China Digital TV’s net revenues decreased by 37.8% to US$10.5 million from US$17.0 million in the prior year period. The decrease was primarily due to a decrease in revenues from the sales of smart cards caused by the general market decline of the mature CA business and decline in average selling price (“ASP”) of smart cards.

Revenues from the Company’s top five customers accounted for 40.1% of total revenues, as compared to 20.8% in the prior year period, primarily attributable to the consolidation of certain cable operators in the market.

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1Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).

Revenue Breakdown

	For the three months ended
	September 30,	June 30,	September 30,
	2015	2015	2014
	(in thousands of U.S. dollars)
Products:
Smart cards	$9,035	$8,906	$14,382
Other products	318	428	1,556
Subtotal	9,353	9,334	15,938
Services:
Head-end system integration	460	504	713
Head-end system development	169	345	208
Licensing income	282	198	182
Royalty income	216	144	126
Other services	195	13	2
Subtotal	1,322	1,204	1,231
Total revenues	$10,675	$10,538	$17,169

Revenues from smart cards decreased by 37.2% to US$9.0 million in the third quarter of 2015 from US$14.4 million in the prior year period. The decrease was mainly due to a decrease in shipment volumes of smart cards, as well as a decline in smart card ASPs. Sales of smart cards accounted for 84.6% of total revenues in the third quarter of 2015, as compared to 83.8% in the prior year period.

Revenues from other products decreased by 79.6% to US$0.3 million in the third quarter of 2015 from US$1.6 million in the prior year period. The decrease was mainly attributable to lower sales of surface mounted chips. Sales of other products accounted for 3.0% of total revenues in the third quarter of 2015, as compared to 9.1% in the prior year period.

Revenues from services increased by 7.4% to US$1.3 million in the third quarter of 2015 from US$1.2 million in the prior year period. The increase was primarily due to the increase in revenues from cloud computing games, as well as licensing income, which was partially offset by a decrease in head-end system integration. Revenues from services accounted for 12.4% of total revenues in the third quarter of 2015, as compared to 7.2% in the prior year period.

Cost of revenues from smart cards and other products decreased by 36.3% to US$2.1 million in the third quarter of 2015 from US$3.3 million in the prior year period. The decrease was mainly due to a decline in cost of revenues from smart cards resulting from decreased shipment volumes of smart cards, as well as a decline in cost of revenues from surface mounted chips resulting from decreased shipment volumes of surface mounted chips. Cost of revenues from smart cards and other products accounted for 58.7% and 6.9%, respectively, of total cost of revenues in the third quarter of 2015, as compared to 61.3% and 17.4% in the prior year period.

Cost of revenues from services increased by 23.9% to US$1.1 million in the third quarter of 2015 from US$0.9 million in the prior year period. The increase was mainly due to an increase in cost of revenues from cloud computing games. Cost of revenues from services accounted for 34.5% of total cost of revenues, as compared to 21.3% in the prior year period.

Gross profit in the third quarter of 2015 decreased by 42.5% to US$7.4 million from US$12.8 million in the prior year period. Gross margin, which is equal to gross profit divided by net revenues, was 69.8% in the third quarter of 2015, as compared to 75.5% in the prior year period. The decline in gross margin was primarily due to a decrease in gross margin of smart cards, attributable to the decline in smart card ASPs, which accounts for a high proportion of total revenues.

In the third quarter of 2015, the ASP of smart cards decreased by 8.1% year over year. In addition, the unit cost of smart cards increased by 7.2% year over year.

Operating expenses in the third quarter of 2015 decreased by 19.7% to US$8.4 million from US$10.5 million in the prior year period.

●	Research and development expenses in the third quarter of 2015 decreased by 16.5% to US$3.9 million from US$4.7 million in the prior year period. The decline was mainly due to a decrease in personnel related expenses resulting from lower headcount.

●	Selling and marketing expenses in the third quarter of 2015 decreased by 22.5% to US$2.6 million from US$3.4 million in the prior year period. The decline was mainly due to a decrease in average compensation and marketing expenses.

●	General and administrative expenses in the third quarter of 2015 decreased by 21.9% to US$1.9 million from US$2.4 million in the prior year period. The decline was mainly due to a decrease in consulting expenses.

Loss from operations in the third quarter of 2015 was US$1.0 million, as compared to an income from operations of US$2.3 million in the prior year period.

Income tax expenses in the third quarter of 2015 decreased by 57.4% to US$0.7 million from US$1.6 million in the prior year period. The decline was mainly due to a decrease in taxable income.

Net loss attributable to holders of ordinary shares in the third quarter of 2015 was US$0.5 million, as compared to a net income attributable to holders of ordinary shares of US$1.5 million in the prior year period.

Non-GAAP net loss2 attributable to holders of ordinary shares in the third quarter of 2015 was US$0.4 million, as compared to a non-GAAP net income attributable to holders of ordinary shares of US$1.7 million in the prior year period3.

Balance Sheet and Cash Flow

As of September 30, 2015, China Digital TV had cash and cash equivalents and restricted cash totaling US$67.3 million. In the third quarter of 2015, cash flow generated from operations was approximately US$0.8 million.

Business Outlook

Based on information available as of November 17, 2015, China Digital TV expects smart card shipment volumes in the fourth quarter of 2015 to be in the range of 2.6 million to 2.9 million. Net revenues in the fourth quarter of 2015 are expected to be in the range of US$10.6 million to US$11.2 million.

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2Non-GAAP net income (loss) is defined as net income (loss) excluding certain non-cash expenses, such as share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments.

3 For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

Conference Call Information

China Digital TV's management will host an earnings conference call at 7:00 p.m. on Tuesday, November 17, 2015, U.S. Eastern Time (8:00 a.m. on Wednesday, November 18, 2015, Beijing/Hong Kong Time).

Conference Call Dial-in Information:

United States Toll Free: +1-888-346-8982

International: +1-412-902-4272

Hong Kong: 800-905945

China Toll Free: 4001-201203

Conference Name: China Digital TV Holding Co. Ltd. call.

A replay of the call will be available for one week between 9:00 p.m. on November 17, 2015 and 9:00 a.m. on November 24, 2015, U.S. Eastern Time.

Replay Dial-in Information:

United States: +1-877-344-7529

International: +1-412-317-0088

Replay Access Code: 10075484

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of China Digital TV's corporate website at http://ir.chinadtv.cn.

About China Digital TV

Founded in 2004, China Digital TV enables television network operators to manage, extend and diversify content services across households and public areas in China. China Digital TV is the leading provider of cloud-based application platforms and network broadcasting platform ("NBP") services to Chinese cable operators, helping them to effectively bring mobile gaming apps and other entertainment options to household television sets, and extend cable programming outside the home to any mobile device. China Digital TV is also the leading provider of Conditional Access ("CA") systems in China's digital television market. CA systems enable television network operators to secure the delivery of content to their subscribers. The Company has existing cooperation with nearly all of China's cable television operators.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the fourth quarter of 2015 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Charles Eveslage

Tel: +1 (646) 328-1950

Email: stv@icrinc.com

  China Digital TV Holding Co., Ltd.

  Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

  (in thousands of U.S. dollars, except share and per share data )

	For the three months ended
	September 30,	June 30,	September 30,
	2015	2015	2014

Revenues:
Products	$9,353	$9,334	$15,938
Services	1,322	1,204	1,231
Total revenues	10,675	10,538	17,169
Business and sales related taxes	(128)	(120)	(205)
Net revenues	10,547	10,418	16,964

Cost of revenues:
Products	(2,088)	(1,953)	(3,276)
Services	(1,098)	(1,007)	(886)
Total cost of revenues	(3,186)	(2,960)	(4,162)
Gross profit	7,361	7,458	12,802

Operating expenses:
Research and development expenses	(3,904)	(3,816)	(4,677)
Selling and marketing expenses	(2,609)	(2,558)	(3,368)
General and administrative expenses	(1,897)	(1,844)	(2,428)
Total operating expenses	(8,410)	(8,218)	(10,473)

Income/(loss) from operations	(1,049)	(760)	2,329

Interest income	287	282	133
Other income	248	486	158
Income/(loss) before income taxes	(514)	8	2,620
Income tax expenses
Income tax-current	(734)	(514)	(539)
Income tax-deferred	57	(390)	(1,051)
Net income/(loss) before net loss from equity method investments	(1,191)	(896)	1,030
Net income/(loss) from equity method investments, net of income taxes	337	(42)	93
Net income/(loss)	(854)	(938)	1,123
Net loss attributable to noncontrolling interest	378	281	376
Net income/(loss) attributable to holders of ordinary shares	$(476)	$(657)	$1,499

Net income/(loss) per share attributable to holders of ordinary shares
Basic	$(0.01)	$(0.01)	$0.03
Diluted	$(0.01)	$(0.01)	$0.02

Net income/(loss)	$(854)	$(938)	$1,123
Other comprehensive income/(loss), net of tax Foreign currency translation adjustment	(2,212)	(46)	778
Comprehensive income/(loss)	(3,066)	(984)	1,901
Comprehensive loss attributable to noncontrolling interest	395	291	361

Comprehensive income/(loss) attributable to holders of ordinary shares	$(2,671)	$(693)	$2,262

Weighted average shares used in calculating net income per ordinary share
Basic	60,137,813	59,847,896	59,410,254
Diluted	60,137,813	59,847,896	62,376,044

  China Digital TV Holding Co., Ltd.

  Unaudited Condensed Consolidated Balance Sheets

  (in thousands of U.S. dollars)

ASSETS	September 30,	December 31,
	2015	2014
Current assets:
Cash and cash equivalents	$67,311	$62,042
Restricted cash	34	78
Notes receivable	4,575	5,417
Accounts receivable, net	40,336	47,977
Inventories, net	6,094	4,966
Prepaid expenses and other current assets	3,946	8,964
Deferred costs-current	931	710
Deferred tax assets - current	2,781	2,387
Total current assets	126,008	132,541
Long-term receivable	-	45
Property and equipment, net	785	880
Intangible assets, net	374	440
Goodwill	1,368	1,402
Equity method investments	3,257	2,502
Deferred costs - non-current	453	516
Deferred tax assets - non-current	630	785
Total assets	132,875	139,111

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	1,105	2,298
Notes payable	-	86
Accrued expenses and other current liabilities	12,045	17,652
Deferred revenue - current	6,570	4,572
Income tax payable	1,773	3,465
Deferred tax liabilities - current	4,779	3,727
Government subsidies - current	1,118	167
Total current liabilities	27,390	31,967
Deferred revenue - non-current	786	617
Government subsidies - non-current	3,244	4,390
Deferred income taxes-non-current	93	110
Total liabilities	31,513	37,084

EQUITY
China Digital TV Holding Co., Ltd. shareholders’ equity:
Ordinary shares	30	30
Additional paid-in capital	37,939	35,639
Statutory reserve	17,977	17,977
Retained earnings	21,537	22,307
Accumulated other comprehensive income	23,538	25,509
Total China Digital TV Holding Co., Ltd. shareholders’ equity	101,021	101,462
Noncontrolling interest	341	565
Total equity	101,362	102,027
TOTAL LIABILITIES AND EQUITY	$132,875	$139,111

Reconciliation of Non-GAAP Measures

Non-GAAP net income (loss) attributable to holders of ordinary shares excludes certain non-cash expenses, such as share-based compensation expenses, amortization of intangible assets acquired from business acquisitions and equity method investments. The Company believes that the non-GAAP net income (loss) provides meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	September 30,	June 30,	September 30,
	2015	2015	2014
	(in U.S. dollars, in thousands)
Net income/(loss) attributable to China Digital TV Holding Co., Ltd shareholders - GAAP	$(476)	$(657)	$1,499
Share-based compensation expenses	26	30	173
Amortization of intangible assets from business acquisitions and equity method investments	12	51	52
Net income/(loss) attributable to China Digital TV Holding Co., Ltd shareholders - Non-GAAP	$(438)	$(576)	$1,724